

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2023

Elizabeth Eby
Chief Financial Officer
Sunpower Corporation
1414 Harbour Way South , Suite 1901
Richmond , California 94804

  Re: Sunpower Corporation
    Form 10-K for the year ended January 1, 2023
    File No. 1-34166

Dear Elizabeth Eby:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing